UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41411

Haleon plc

(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,

Weybridge, Surrey, KT13 0NY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F
☒	☐

EXPLANATORY NOTE

Haleon plc (the “Company”) is filing this Amendment No. 1 on Form 6-K/A to amend the to the Company’s Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on July 30, 2026 (the “Original 6-K”), for the sole purpose of amending the Form F-3 reference number to reflect the latest Form F-3 filed on 29 July 2026. All other information included in the Original 6-K remains unchanged.

Exhibit 99.1 from the Original 6-K herein incorporated by reference.

INCORPORATION BY REFERENCE

This report on Form 6-K/A shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (No. 333-297789) and the registration statement on Form S-8 (No. 333-267647) of Haleon plc and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	30 July 2026 - Haleon 2026 Half Year Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)

Date: July 30, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary